UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Sharper Image Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

820013100

(CUSIP Number)

Scott Galloway

42 W. 15th Street, #2

New York, NY 10011

(917) 567-2841

With a copy to:

Stuart G. Stein, Esq.

Hogan & Hartson L.L.P.

555 13th Street, N.W.

Washington, D.C. 22201

(202) 637-8575

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 27, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 820013100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Scott Galloway

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 813,800(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 813,800(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 813,800(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.4%(2)

14.	Type of Reporting Person (See Instructions) IN

(1)  Mr. Galloway is the manager of Firebrand Partners II, LLC.  The shares reported herein consist of the shares held by Firebrand Partners II, LLC.

(2)  Based upon 14,943,230 shares outstanding, as reported in Sharper Image Corporation’s Form 10-Q for the quarter ended October 31, 2005.

CUSIP No. 820013100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel Nir

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 813,800(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 813,800(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 813,800(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.4%(2)

14.	Type of Reporting Person (See Instructions) IN

(1)  Mr. Nir is the managing member of P&S Capital Partners, LLC and P&S Capital Management, LLC.  P&S Capital Partners, LLC is the general partner of Gracie Capital, L.P. and Gracie Capital, L.P. II.  P&S Capital Management, LLC is the investment manager of Gracie Capital International, Ltd. and Gracie Capital International II, Ltd.  Gracie Capital, L.P., Gracie Capital, L.P. II, Gracie International, Ltd. and Gracie International II, Ltd. are Class A Members of Firebrand Partners II, LLC.  The shares reported herein consist of the shares held by Firebrand Partners II, LLC.

(2)  Based upon 14,943,230 shares outstanding as of December 8, 2005, as reported in Sharper Image Corporation’s Form 10-Q for the quarter ended October 31, 2005.

CUSIP No. 820013100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Firebrand Partners II, LLC 20-3311624

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 813,800

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 813,800

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 813,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.4(1)

14.	Type of Reporting Person (See Instructions) OO

(1)  Based upon 14,943,230 shares outstanding, as reported in Sharper Image Corporation’s Form 10-Q for the quarter ended October 31, 2005.

CUSIP No. 820013100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) P&S Capital Partners, LLC 13-4028902

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 813,800(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 813,800(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 813,800(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.4%(2)

14.	Type of Reporting Person (See Instructions) OO

(1)  P&S Capital Partners, LLC is the general partner of Gracie Capital, L.P. and Gracie Capital, L.P. II.  Gracie Capital, L.P., and Gracie Capital are Class A Members of Firebrand Partners II, LLC.  The shares reported herein consist of the shares held by Firebrand Partners II, LLC.

(2)  Based upon 14,943,230 shares outstanding as of December 8, 2005, as reported in Sharper Image Corporation’s Form 10-Q for the quarter ended October 31, 2005.

CUSIP No. 820013100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) P&S Capital Management, LLC 13-4036749

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 813,800(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 813,800(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 813,800(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.4%(2)

14.	Type of Reporting Person (See Instructions) OO

(1)  P&S Capital Management, LLC is the investment manager of Gracie Capital International, Ltd. and Gracie Capital International II, Ltd.  Gracie International, Ltd. and Gracie International II, Ltd. are Class A Members of Firebrand Partners II, LLC.  The shares reported herein consist of the shares held by Firebrand Partners II, LLC.

(2)  Based upon 14,943,230 shares outstanding as of December 8, 2005, as reported in Sharper Image Corporation’s Form 10-Q for the quarter ended October 31, 2005.

CUSIP No. 820013100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gracie Capital, L.P. 13-4028896

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 813,800(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 813,800(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 813,800(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.4%(2)

14.	Type of Reporting Person (See Instructions) PN

(1)  Gracie Capital, L.P. is a Class A Member of Firebrand Partners II, LLC.  The shares reported consist of the shares held by Firebrand Partners II, LLC.

(2)  Based upon 14,943,230 shares outstanding as of December 8, 2005, as reported in Sharper Image Corporation’s Form 10-Q for the quarter ended October 31, 2005.

CUSIP No. 820013100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gracie Capital, L.P. II 20-0481721

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 813,800(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 813,800(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 813,800(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.4%(2)

14.	Type of Reporting Person (See Instructions) PN

(1)  Gracie Capital, L.P. II is a Class A Member of Firebrand Partners II, LLC.  The shares reported consist of the shares held by Firebrand Partners II, LLC.

(2)  Based upon 14,943,230 shares outstanding as of December 8, 2005, as reported in Sharper Image Corporation’s Form 10-Q for the quarter ended October 31, 2005.

CUSIP No. 820013100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gracie Capital International, Ltd. N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 813,800(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 813,800(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 813,800(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.4%(2)

14.	Type of Reporting Person (See Instructions) CO

(1)  Gracie Capital International, Ltd. is a Class A Member of Firebrand Partners II, LLC.  The shares reported consist of the shares held by Firebrand Partners II, LLC.

(2)  Based upon 14,943,230 shares outstanding as of December 8, 2005, as reported in Sharper Image Corporation’s Form 10-Q for the quarter ended October 31, 2005.

CUSIP No. 820013100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gracie Capital International II, Ltd. N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 813,800(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 813,800(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 813,800(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.4%(2)

14.	Type of Reporting Person (See Instructions) CO

(1)  Gracie Capital International II, Ltd. is a Class A Member of Firebrand Partners II, LLC.  The shares reported consist of the shares held by Firebrand Partners II, LLC.

(2)  Based upon 14,943,230 shares outstanding as of December 8, 2005, as reported in Sharper Image Corporation’s Form 10-Q for the quarter ended October 31, 2005.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of Sharper Image Corporation, a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 650 Davis Street, San Francisco, California 94111.

Item 2.	Identity and Background

This Schedule 13D is being filed by the following persons who are collectively referred to as “Reporting Persons.”  The Reporting Persons are Firebrand Partners II, LLC (“Firebrand”); Scott Galloway; Daniel Nir; P&S Capital Partners, LLC (“P&S Capital Partners”); P&S Capital Management, LLC (“P&S Capital Management”); Gracie Capital, L.P. (“Gracie Capital”); Gracie Capital, L.P. II (“Gracie Capital II”); Gracie Capital International, Ltd. (“Gracie International”); and Gracie Capital International II, Ltd. (“Gracie International II”). Gracie Capital, Gracie Capital II, Gracie International, and Gracie International II are Class A Members of Firebrand. Scott Galloway is the manager of Firebrand. Daniel Nir is the managing member of P&S Capital Partners and P&S Capital Management. P&S Capital Partners is the general partner of Gracie Capital and Gracie Capital II and P&S Capital Management is the investment manager of Gracie International and Gracie International II.

Scott Galloway

(a)           Name:  Scott Galloway

(b)           Address:  42 West 15th Street, No. 2, New York, NY  10011

(c)           Principal Occupation:  Clinical Associate Professor, New York University Leonard N. Stern School of Business, which has its principal business address at 44 West Fourth Street, New York, NY  10012

(d)           During the last five years, Mr. Galloway has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, Mr. Galloway has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Citizenship:  United States

Firebrand Partners II, LLC

Firebrand is a Delaware limited liability company whose principal business is investing in shares of the Issuer. The address of its principal business office is 100 SouthPointe, No. 601, Miami, FL 33139. During the last five years, Firebrand has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Firebrand has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Daniel Nir

(a)           Name:  Daniel Nir

(b)           Address:  c/o P&S Capital Partners, LLC, 590 Madison Avenue, 28th Floor, New York, NY 10022

(c)           Principal Occupation:  Managing member of P&S Capital Partners, LLC and P&S Capital Management, LLC.

(d)           During the last five years, Mr. Nir has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, Mr. Nir has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Citizenship:  United States

P&S Capital Partners, LLC

P&S Capital Partners is a Delaware limited liability company  whose principal business is providing investment management services. The address of its principal business office is 590 Madison Avenue, 28th Floor, New York, NY 10022. During the last five years, P&S Capital Partners has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, P&S Capital Partners has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered it subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

P&S Capital Management, LLC

P&S Capital Management is a Delaware limited liability company  whose principal business is providing investment management services. The address of its principal business office is 590 Madison Avenue, 28th Floor, New York, NY 10022. During the last five years, P&S Capital Management has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, P&S Capital Management has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered it subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Gracie Capital, L.P.

Gracie Capital is a Delaware limited partnership whose principal business is making investments. The address of its principal business office is 590 Madison Avenue, 28th Floor, New York, NY 10022. During the last five years, Gracie Capital has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Gracie Capital has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Gracie Capital, L.P. II

Gracie Capital II is a Delaware limited partnership whose principal business is making investments. The address of its principal business office is 590 Madison Avenue, 28th Floor, New York, NY 10022. During the last five years, Gracie Capital II has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Gracie Capital II has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Gracie Capital International, Ltd.

Gracie International is a Cayman Islands exempted company whose principal business is making investments. The address of its principal business office is Ugland House, South Church Street, Grand Cayman, Cayman Islands. During the last five years, Gracie International has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Gracie International has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Gracie Capital International II, Ltd.

Gracie International II is a Cayman Islands exempted company whose principal business is making investments. The address of its principal business office is Ugland House, South Church Street, Grand Cayman, Cayman Islands. During the last five years, Gracie International II has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Gracie International II has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Firebrand purchased the shares reported herein for an aggregate $9,809,204, using proceeds from the capital contributions made by its members.
Item 4.	Purpose of Transaction

Firebrand has purchased 813,800 shares of Common Stock for investment purposes and to potentially support Firebrand in its effort to bring about corporate governance changes at the Issuer, to improve the operations of the Issuer, and increase shareholder value. Firebrand believes that the current business strategy employed by management has and continues to result in a deterioration of stockholder value.

The Reporting Persons are aware that one major stockholder of the Issuer, Knightpoint Partners II, L.P. (“Knightpoint”) has announced a plans to solicit authority directly from stockholders to elect an alternate slate to the Board of Directors of the Issuer at the Issuer’s 2006 annual meeting of stockholders or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”). Mr. Galloway has had a discussion with management of the Issuer and may have discussions with Knightpoint in order to determine the best course of action for the Issuer. Mr. Galloway intends to continue his dialogue with the Issuer’s management and may nominate a slate of directors for election to the Board of Directors of the Issuer at Annual Meeting and take other steps to improve performance of the Company, including making recommendations on management changes.

Depending upon the Reporting Persons’ ongoing assessment and evaluation of the market for the Common Stock and the reaction of the Issuer’s Board of Directors in response to the Reporting Persons’ concerns, the Firebrand may make further purchases of shares of Common Stock or may dispose of any or all the shares of Common Stock held by it.

Except as noted in this Schedule 13D, no Reporting Person has any plans or proposals which relate to, or would result in, any of the matters referred to in paragraph (a) through (j), inclusive, of Item (4) of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) & (b) The information required to be disclosed pursuant to paragraphs (a) and (b) of this Item 5 are incorporated by reference to the cover pages of this Schedule 13D. The Reporting Persons collectively beneficially own an aggregate of 813,800 shares of Common Stock, constituting approximately 5.4% of the Common Stock outstanding, based upon the number of shares reported as issued and outstanding in the Issuer’s Form 10-Q for the quarter ended October 31, 2005. Each of the Reporting Persons disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of his or its pecuniary interest therein.

(c) The following purchases of Common Stock have occurred within the last sixty days by Firebrand, all of which transactions were effected in open market purchases on the Nasdaq National Market.

Date	Number of Shares	Price per Share
3/2/06	100,000	$10.31
3/9/06	200,000	$11.99
3/21/06	31,138	$12.50
3/21/06	13,462	$12.49
3/27/06	75,000	$12.46

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Certain of the Reporting Persons (other than Firebrand), as the members of Firebrand, are parties to the Limited Liability Company Agreement of Firebrand attached hereto as Exhibit 2. Firebrand was formed for the purpose of investing in the Common Stock.

Item 7.	Material to Be Filed as Exhibits
The following additional exhibit is filed herewith: 1. Joint Filer Statement 2. Limited Liability Company Agreement of Firebrand Partners II, LLC

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 6, 2006

/s/ Scott Galloway
Scott Galloway

/s/ Daniel Nir
Daniel Nir

Firebrand Partners II, LLC

/s/ Scott Galloway
Scott Galloway, Manager

P&S Capital Partners, LLC

/s/ Daniel Nir
Daniel Nir, Managing Member

P&S Capital Management, LLC

/s/ Daniel Nir
Daniel Nir, Managing Member

Gracie Capital, L.P.
By:	P&S Capital Partners, LLC, its General Partner

/s/ Daniel Nir
Daniel Nir, Managing Member

Gracie Capital, L.P. II
By:	P&S Capital Partners, LLC, its General Partner

/s/ Daniel Nir
Daniel Nir, Managing Member

Gracie Capital International, Ltd.
By:	P&S Capital Partners, LLC, its Investment Manager

/s/ Daniel Nir
Daniel Nir, Managing Member

Gracie Capital International II, Ltd.
By:	P&S Capital Partners, LLC, its Investment Manager

/s/ Daniel Nir
Daniel Nir, Managing Member

EXHIBIT 1

Joint Filer Agreement

The undersigned hereby agree that the Schedule 13D dated April 6, 2006, with respect to the shares of common stock, par value $0.01 per share, of Sharper Image Corporation, and any future amendments thereto executed by each or any of us shall be jointly filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

This Joint Filer Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Date:    April 6, 2006

/s/ Scott Galloway
Scott Galloway

/s/ Daniel Nir
Daniel Nir

Firebrand Partners II, LLC

/s/ Scott Galloway
Scott Galloway, Manager

P&S Capital Partners, LLC

/s/ Daniel Nir
Daniel Nir, Managing Member

P&S Capital Management, LLC

/s/ Daniel Nir
Daniel Nir, Managing Member

Gracie Capital, L.P.
By:	P&S Capital Partners, LLC, its General Partner

/s/ Daniel Nir
Daniel Nir, Managing Member

Gracie Capital, L.P. II
By:	P&S Capital Partners, LLC, its General Partner

/s/ Daniel Nir
Daniel Nir, Managing Member

Gracie Capital International, Ltd.
By:	P&S Capital Partners, LLC, its Investment Manager

/s/ Daniel Nir
Daniel Nir, Managing Member

Gracie Capital International II, Ltd.
By:	P&S Capital Partners, LLC, its Investment Manager

/s/ Daniel Nir
Daniel Nir, Managing Member

EXHIBIT 2

Limited Liability Company Agreement

Firebrand Partners II, LLC

In consideration of the mutual covenants herein made and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the undersigned parties agree as follows:

1.             Formation and Name. The parties have formed a limited liability company (the “LLC”) under the laws of the State of Delaware with the name “Firebrand Partners II, LLC”. The initial members of the LLC (“Members”) are listed on Schedule A hereto.

2.             Purpose and Powers. The LLC is being formed solely to invest in shares of common stock of Sharper Image, Inc. (“SHRP”).

The LLC shall have the power, to the extent consistent with the foregoing purpose, (i) to acquire, own, hold, maintain, operate, manage, lease, sell and otherwise deal with shares of common stock of SHRP, (ii) to maintain bank accounts, and with the approval of the Class A Members holding at least two-thirds (2/3) of the Percentage Interests in the LLC then held by all Class A Members, to borrow money and to make and issue notes, drafts, guarantees and other instruments evidencing indebtedness and to secure the payment thereof by mortgage, pledge, assignment or other security interest, (iii) to enter into and perform all contracts, agreements and other undertakings, and (iv) to engage in any other activity or business directly related or incidental to the foregoing, and to do all things necessary, advisable, incidental or convenient to the foregoing.

3.             Office and Resident Agent. The address of the office of the LLC is c/o Scott Galloway, 100 SouthPointe, #601, Miami, FL  33139, or such other address as may be determined from time to time by the Manager (as defined below) with notice to the other Members. The name and address of the resident agent for service of process on the LLC in Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19081.

4.             Members. The LLC initially shall have one Class B Member and four Class A Members. The name and address, classification as a Class A or Class B Member, initial capital contribution to the LLC, initial capital account, the initial percentage interest of each Member, and capital commitment (a “Series 1 Commitment”) of each Member, are set forth on Schedule A hereto.

5.             Capital Contributions, Capital Accounts and Percentage Interests.

(a)           Each Member agrees to make capital contributions (each, a “Series 1 Capital Contribution”) in cash from time to time up to the full amount of its Series 1 Commitment. All cash contributions shall be effected by wire transfer to a bank or brokerage account of the LLC upon five (5) business days’ prior written notice by the Manager specifying the amount of the requested contribution, the reason why the contribution is required and designating the account of the LLC to receive the wire transfer. Without the prior approval of the Class A Members holding at least two-thirds (2/3) of the Percentage Interests in the LLC then held by all Class A Members, (i) no such capital contributions shall be required for requests made by the LLC on or after August 31, 2006 and (ii) no more than $450,000 shall be used for any purpose other than to pay for the purchase price for the shares of common stock of SHRP.

(b)           The LLC shall maintain a capital account (a “Series 1 Capital Account”) for each Member. Such Series 1 Capital Account shall initially equal zero, and shall be increased by each Series 1 Capital Contribution, increased or decreased by items of gain, loss, income and expense allocated to such Capital Account and decreased by the cash or fair market value of assets distributed from such Capital Account. The percentage interest of each Member (each, a “Percentage Interest”) shall equal such Member’s Series 1 Capital Account, divided by the sum of all Members’ Series 1 Capital Accounts as of the date of any such calculation. All adjustments to the Capital Accounts shall be made pro rata amongst the Members except as otherwise provided herein.

(c)           In the event the Series 1 Commitment is drawn down by the LLC, Gracie shall have the right, but not the obligation, to make additional capital contributions to the LLC solely to purchase shares of SHRP (such contributions, “Series 2 Contributions”), which shall be reflected on the books and records of the LLC as a separate capital account (each, a “Series 2 Capital Account”). Each Series 2 Capital Account shall initially equal zero, and shall be increased by each Series 2 Contribution, increased or decreased by items of gain, loss, income and expense attributable to purchases and sales of shares of common stock of SHRP made with respect to the Series 2 Capital Accounts, and decreased by the cash or fair market value of assets distributed from such Series 2 Capital Account.

(d)           All assets of the LLC shall be valued at their fair market value as reasonably determined by the Manager; provided that each publicly-traded security held by the LLC shall be valued at the last sale price on the valuation date during regular trading hours on the principal exchange or market on which such security is traded. In the event SHRP ceases to be publicly-traded, then Class A Members holding at least two-thirds (2/3) of the Percentage Interests in the LLC then held by all Class A Members may request the Manager provide them with reasonable detail supporting any valuation and shall have the right to dispute any such valuations.

6.             Management. The LLC shall be managed by a Manager, who shall have authority to exercise all powers of the LLC set forth in Section 2 hereof. The Manager shall be appointed, and may be removed, by Class A Members holding at least two-thirds (2/3) of the Percentage Interests in the LLC then held by all Class A Members. Scott Galloway is hereby appointed the initial Manager of the LLC. The Manager may appoint officers, including the Manager himself, of the LLC with such titles and responsibilities as he determines, provided that any such officer may be removed by the Class A Members holding at least two-thirds (2/3) of the Percentage Interests in the LLC then held by all Class A Members. The Manager may delegate such powers and responsibilities to such officers or other persons as the Managers may determine from time to time. Neither the Manager nor any officer of the LLC shall receive any compensation for his services in such capacity, but each shall be entitled to reimbursement for properly-documented, reasonable, ordinary and necessary expenses incurred in performance of his duties. The Manager shall at all times act in accordance with this Agreement and applicable laws and regulations, including, without limitation, causing the LLC to make all regulatory filings on a timely basis in connection with its ownership of SHRP shares. In furtherance thereof, the Manager shall provide to Gracie drafts of all such reports required to be filed that identify Gracie or any Affiliates as an owner of the LLC within a reasonable period of time prior to such filing and shall make such changes thereto as reasonably requested by Gracie.

7.             Allocations. All items of income, gain, expense and loss attributable to the purchase and ownership of shares of common stock of SHRP from Series 2 Capital Contributions shall be allocated to the Series 2 Capital Accounts in accordance with the Members’ rights to distributions in liquidation of the LLC with respect to such Series 2 Capital Accounts. All other items of income, gain, expense and loss (including the expenses of organizing and operating the LLC) shall be allocated to the Series 1 Capital Accounts in accordance with the Members’ rights to distributions in liquidation of the LLC with respect to such Series 1 Capital Accounts. The LLC shall not make any distributions other than upon liquidation unless otherwise agreed by Class A Members holding at least two-thirds (2/3) of the Percentage Interests in the LLC then held by all Class A Members.

Upon liquidation of the LLC, subject to applicable law with respect to the rights of creditors of the LLC, the cash proceeds of liquidation and any assets to be distributed in kind shall be applied in the following order:

(a)           First, to the discharge, to the extent required by any lender or creditor, of debts and obligations of the LLC in the order of priority provided by law;

(b)           Second, the proceeds directly attributable to the SHRP shares purchased with the Series 2 Capital Contributions shall be distributed 100% to the holders of the Series 2 Capital Accounts pro rata until each such holder has received 100% of its Series 2 Capital Contributions, and the remainder, if any, shall be distributed 92% to the holders of the Series 2 Capital Accounts pro rata and 8% to the Class B Member;

(c)           Third, the remaining proceeds shall be distributed as follows:

(i)  First, 100% to the holders of the Series 1 Capital Accounts pro rata until each such holder has received an amount equal to 100% of its Series 1 Capital Contributions.

(ii)  Second, 100% to the holders of the Series 1 Capital Accounts pro rata until each such holder has received a preferred return on its Series 1 Capital Contributions equal to ten percent (10%) per annum compounded annually from the date of contribution to the date of distribution.

(iii)  Third, until the Class B Member has received an amount equal to 10% of the amount distributed to Gracie with respect to its Series 1 Capital Contributions pursuant to clause (ii) above, 100% to the holders of the Series 1 Capital Accounts pro rata, except that 100% of the amount that would otherwise be distributed to Gracie pursuant to this Section (7)(c)(iii) will be distributed to the Class B Member.

(iv)  Fourth, the remainder, if any, shall be distributed to the holders of the Series 1 Capital Accounts pro rata, except that 10% of the amount that would otherwise be distributed to Gracie pursuant to this Section (7)(c)(iv) shall be distributed to the Class B Member.

8.             Transfer. No Member shall sell, assign or otherwise transfer, in whole or in part, such Member’s interest in the LLC, without the prior written consent of all the other Members; provided that no consent shall be required in the case of a transfer by a Class A Member to one or more of its Affiliates or to one or more entities managed by P&S Capital Management, LLC (“P&S”) or its Affiliates, or by Scott Galloway to an entity he controls. As used herein, (a) “Affiliates” means all persons that directly or indirectly control, are controlled by, or are under common control with, a Class A Member or P&S, as the case may be,and (b) “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through ownership of voting securities, by contract or otherwise. Nothing herein shall permit Mr. Galloway to assign any of his rights and responsibilities as Manager hereunder. For purposes of this Agreement, “Gracie” shall mean Gracie Capital, L.P., Gracie Capital, L.P. II, Gracie Capital International, Ltd., Gracie Capital International II, Ltd. and their successors and permitted assigns.

9.             Pledge of Interest Permitted. Notwithstanding section 8 hereof, GR Investments, LLC (“GR”) shall have the right to pledge its Membership Interests in the LLC and grant a security interest to Gracie Capital, L.P. Without limiting the forgoing, upon the sale, transfer or other disposition of GR’s Membership Interests pursuant to such a pledge, Gracie Capital, L.P. (or any agent, trustee or other representative for any lender or group of lenders), the transferee of such Interests shall become a member of the Company and shall acquire all right, title and interest as a Member in the LLC, including all rights under this Agreement, and GR shall have no further right, title or interest in such transferred Membership Interest in the LLC or under this Agreement.

10.           Indemnification, etc. Neither the Manager nor any officer shall be liable for any act or omission made or done in good faith and in a manner reasonably believed to be within the scope of authority conferred on him pursuant to this Agreement, except for reckless or grossly negligent acts or omissions, willful misconduct or material violations of this Agreement.

The LLC shall indemnify and hold harmless the Manager and any officer of the LLC for any loss or expense incurred by him by reason of his capacity as such, except for any loss or expense caused by (a) reckless or grossly negligent acts or omissions, (b) willful misconduct, (c) material violations of this Agreement or (d) acts or omissions that a court determines to have been made or done in bad faith.

Except as otherwise expressly provided in the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.) (the “Act”), the debts, obligations and liabilities of the LLC, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the

LLC, and no Member shall be obligated personally for any such debt, obligation or liability of the LLC solely by reason of being a Member. Except as otherwise expressly provided in the Act or pursuant to any express provisions in this Agreement, the liability of each Member shall be limited to the amount of capital contributions required to be made by such Member in accordance with the provisions of this Agreement, but only when and to the extent the same shall become due pursuant to the provisions of this Agreement.

11.           Liquidation and Dissolution. The LLC shall continue to exist until August 18, 2008, unless terminated earlier as follows:

(a)           the LLC may be terminated at the election of the Class A Members holding a majority of the Percentage Interests then held by all Class A Members any time following the second anniversary hereof;

(b)           the LLC may be terminated at the election of the Class B Member any time following the third anniversary hereof; and

(c)           the LLC may be terminated at any time at the election of (i) the Class B Member and (ii) the Class A Members holding a majority of the Percentage Interests then held by all Class A Members.

Distributions in liquidation may be paid in cash or in kind or a combination thereof, as determined by the Manager, except that distributions to any Member shall be made in shares of common stock of SHRP, to the extent of the LLC’s ownership thereof, at the request of such Class A Member. Any shares of common stock of SHRP or other publicly-traded security distributed in liquidation in connection with a withdrawal of a Member shall be valued as provided in Section 5(d) hereof. Absent the consent of a Member or as provided above, all distributions of cash and all distributions in kind shall be made to each Member pro rata.

12.           Admission of New Members. A new Member may be admitted to the LLC and/or the Series 1 Commitment may only be revised with the approval of, and upon terms and conditions approved by, the Manager and the Class A Members holding two-thirds of the Percentage Interests in the LLC then held by all Class A Members, provided however, that the Series 1 Commitment of any Member may not be revised without the consent of such Member.

13.           Custody of LLC Assets. All cash and securities owned by the LLC shall be deposited and held in a brokerage account at Banc of America Securities, 9 West 57th Street, New York, NY 10019, in an account in the name of the LLC with instructions to provide duplicate confirms, monthly account statements and web access to account information to Greg Pearson, Chief Financial Officer, P&S Capital Management, LLC, 950 Third Avenue, 29th Floor, New York, NY 10022 or such other person as Gracie may designate in writing to the LLC. The LLC may use a different or additional broker-dealer or a bank or trust company for these purposes upon obtaining the written consent of two-thirds in interest of the Class A Members, which consent shall not be unreasonably withheld or delayed.

14.           Group Reporting Under 1934 Act. If in connection with the acquisition of shares of common stock of SHRP, the LLC becomes a member of a “group” within the meaning of that term in Section 13(d)(2) of the Securities Exchange Act of 1934, as amended (the “1934 Act”) and Rule 13d-5 promulgated thereunder, then the LLC shall enter into an agreement with the other members in the group that provides that each member shall bear its pro rata share of the expenses incurred by the group in complying with its legal obligations, soliciting proxies to be voted at one or more meetings of the shareholders of SHRP, defending or initiating litigation related to SHRP, or in related matters, such pro rata share to be proportional to each member’s ownership of shares of common stock of SHRP.

15.           Purchase Prices. The LLC shall not purchase shares of common stock of SHRP if, at the time of such purchase without giving effect to such purchase, the weighted average cost per share of common stock of SHRP previously purchased by the LLC exceeds $14.50 (or such higher dollar amount as agreed by the Manager and the Class A Members holding at least two-thirds (2/3) of the Percentage Interests in the LLC then held by all Class A Members), exclusive of brokerage commissions incurred in connection with all such prior purchases, as such dollar amount may be appropriately adjusted due to recapitalization events involving SHRP.

16.           Non-Exclusivity. No Member is precluded from purchasing or selling shares of common stock of SHRP directly or through entities other than the LLC; provided that to the extent Gracie purchases shares of common stock of SHRP during the term of the LLC’s existence other than through the LLC, upon the dissolution of the LLC Gracie shall pay to the Class B Member an amount equal to 8.0% of its realized and unrealized gain attributable to such investment in SHRP; and provided, further, that unless otherwise agreed to by Gracie, each of Scott Galloway and the Manager (if Mr. Galloway is no longer the Manager) and their respective Affiliates shall not purchase or sell shares of common stock of SHRP for its own account or for the account of any other person other than purchases or sales which are made at the same time purchases or sales are being made by the LLC pro rata according to the number of shares of common stock of SHRP then owned by each of Mr. Galloway the Manager, any such other person and the LLC. Upon any such purchase or sale by Mr. Galloway or the Manager for its own account or the account of any other person, the Manager shall prepare and deliver to Gracie a summary of such holdings of shares of common stock of SHRP, both before and after giving effect to such purchase or sale, and shall certify in writing to Gracie that such summary is true and correct in all respects.

17.           Reporting and Records. The Manager shall use commercially reasonable efforts to cause the LLC to send to each person who was a Member at any time during any fiscal year within 90 days following the end of such fiscal year a copy of Schedule K-1 to Internal Revenue Service Form 1065 (or any successor form), indicating such Member’s share of the LLC’s income, loss, gain, expense and other items relevant items for the purposes of federal, state and local income taxes. The Manager shall also provide the Members with such reports and other information as it may reasonably request. Each Member shall have access to the books and records of the LLC.

18.           Withdrawal. In the event Gracie is required by law to withdraw, or in good faith Gracie determines that valid business exigencies require its withdrawal, from the LLC prior to the second anniversary hereof, then Gracie may withdraw from the LLC. If Gracie withdraws pursuant to this section 18 prior to the second anniversary hereof, Gracie agrees to pay the Class B Member for all amounts the Class B Member would have had allocated, and distributed to it upon liquidation of the LLC, pursuant to this Agreement as if Gracie had not withdrawn until after the second anniversary hereof.

19.           Confidentiality. The Manager and each Member hereby agrees not to disclose or cause to be disclosed to any person the terms and conditions of this Agreement and/or the identity of the Members, except such disclosure may be made (i) to the owners, officers, employees, agents and or advisors to a Member that are required to possess such information in connection with their duties and responsibilities for such Member, provided that the Member imposes such commercially reasonable confidentiality restrictions on such persons and such Member shall be responsible for any breach of this provision by any such person; (ii) as required by any regulatory authority, law or regulation, or by legal process; (iii) as required to be disclosed in any financial statements of a Member ;or (iv) to the extent such portion of such confidential information becomes public through no fault of the disclosing party hereunder.

20.           Amendments. This Agreement may not be amended or modified in any respect except by written instrument executed by the Class A Members holding two-thirds of the Percentage Interests in the LLC then held by all Class A Members, provided however, that any such amendment or modification that prejudices or changes the rights and privileges of a Member shall not be effective without such Member’s consent.

21.           No Third Party Rights. Except as specifically set forth herein, the provisions of this Agreement are not intended to be for the benefit of any creditor or other persons (other than the Members in their capacities as such) to whom any debts, liabilities or obligations are owed by (or who otherwise have a claim against or dealings with) the LLC or any Member, and no such creditor or other persons shall obtain any rights under any of such provisions (whether as a third party beneficiary or otherwise) or shall by reason of any such provisions make any claim in respect to any debt, liability or obligation (or otherwise) against the LLC or any Member.

22.           Choice of Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the State of Delaware and, without limitation thereof, that the Act as now adopted or as may be hereafter amended shall govern this Agreement.

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IN WITNESS WHEREOF, the undersigned have signed this Agreement as of August 31, 2005.

Class A Members:		Class B Member:

GRACIE CAPITAL, L.P.		GR Investments, LLC

By: P&S Capital Partners, LLC, its		/s/ Scott Galloway
General Partner		By: Scott Galloway, Manager

Name, Title	/s/ Daniel Nir

Manager:

GRACIE CAPITAL, L.P. II

By: P&S Capital Partners, LLC, its		/s/ Scott Galloway
General Partner		Scott Galloway

Name, Title	/s/ Daniel Nir

GRACIE CAPITAL INTERNATIONAL, LTD.

By: P&S Capital Management, LLC, its
Investment Manager

Name, Title	/s/ Daniel Nir

GRACIE CAPITAL INTERNATIONAL II, LTD.

By: P&S Capital Management, LLC, its
Investment Manager

Name, Title	/s/ Daniel Nir

PARADIGM PARTNERS LLC

By:	/s/ Robert Perkowitz

Name, Title	Robert Perkowitz, Manager

GR INVESTMENTS, LLC

/s/ Scott Galloway
By: Scott Galloway, Manager

WIMBLEDON PARTNERS, LLC

/s/ Greg Shove
By: Greg Shove, Manager